SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 0 )(1)


                         Rushmore Financial Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, Par Value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  782055 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


           Eyal Shachar, 3972 Barranca Parkway, J644, Irvine, CA 92606
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 24, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.782055 10 7                   13D                     Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


Eyal Shachar
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
               1,670,474
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY     1,200,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                1,670,474
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

1,200,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


2,870,474
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


26.6%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.782055 10 7                   13D                     Page 3 of 5 Pages


Item 1.  Security and Issuer.

         This statement relates to shares of Common Stock, par value $0.01 per share, of Rushmore Financial Group, Inc., a Texas corporation (the _Issuer_), with principal executive offices at 13355 Noel Road, Suite 300, Dallas, Texas 75240.


Item 2.  Identity and Background.

          This statement is filed with respect to the ownership of up to 2,733,333 shares of the Issuer's Common Stock, all of which are owned of record by him and his family. The following information is provided regarding the owner:

         (1)      Name: Eyal Shachar

         (2)      Business  Address:   3972  Barranca  Parkway,  J644
                                       Irvine, California 92606

         (3)      Principal   Occupation:   Chief  Executive  Officer,   Newport
         Exchange Holding, Inc.

         (4) Registrant has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

         (5) Registrant has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Registrant is a citizen of the United States of America.

Item 3.  Source and Amount of Funds, or Other Consideration.

         Personal funds

Item 4.  Purpose of Transaction.

         Registrant first became a beneficial owner of the Issuer's shares on March 14, 2002, when NEWPORTX.COM ("NEX"), a California corporation and subsidiary of Newport Exchange Holding, Inc., a corporation owned 90% by Regisyrant, entered into an amendment to an agreement dated December 11, 2001 with Rushmore Securities Corp. ("RSC"), a subsidiary of the Issuer, to refer customers to engage in online trading using RSC's proprietary online trading software. Over a period of three years, NEX will be paid referral fees equal to one-half of commissions generated by such referrals. On March 14, 2002, the amendment was signed pursuant to which NEX will instead earn up to 1,200,000 shares of the Issuer's common stock over a period of six months. Such shares will be issued at the rate of $0.25 per share on the basis of 8,000 shares ($2,000) for each customer who procures at least 50 trades (tickets) per month.

CUSIP No.782055 10 7                   13D                     Page 4 of 5 Pages

         Beginning with this relationship, Registrant has taken a greater interest in Issuer and has agreed to assist the Chief Executive Officer of Issuer to obtain financing to cure Issuer's liquidity problems. Accordingly on March 26, 2002, Registrant loaned Issuer $100,000 in exchange for a 9% promissory note that is convertible into common stock at the rate of $0.25 per share (400,000 shares).

         Registrant then made a proposal to Issuer's Board of Directors at a meeting on May 24, 2002, to (i) provide an additional $33,333 of financing that will be convertible into common stock at a conversion price equal to the lesser of $025 per share or the then market price, but not less than $0.175 per share (maximum of 190,474 shares), and (i) assist the Issuer and its Chief Executive Officer to achieve a turnaround in the Issuer's business. In exchange for the two loans, Registrant will receive warrants to purchase 200,000 shares exercisable at $0.22 per share (the market price on such date). In exchange for his efforts to assist in the turnaround, he will be issued warrants to purchase 880,000 shares exercisable at the same price.

         Registrant will also pursue additional sources of financing for Issuer and will receive compensation equal to 5% of the amount thereof. The Board of Directors agreed to make available up to three Board seats for any such new investors in addition to the Registrant's seat.

         The purpose of the transactions in such shares has been to acquire a proprietary stake in and assist in the financing of a growing company that can compete in the market for financial services. Registrant will take an active role in the management of the Issuer and will become a consultant to the Chief Executive Officer and may also become a director.

         Other than as described above, Registrant has no present plan or proposal which would relate to or result in: (a) the acquisition of additional securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer or its subsidiaries; (d) any change in the Board of Directors of the Issuer; (e) any material change in the Issuer's capitalization or dividend policy; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's Articles of Incorporation or Bylaws which may impede the acquisition of control of the Issuer; (h) cause any securities of the Issuer to be delisted from the Nasdaq Stock Market; (i) any class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities act of 1933; or (j) any action similar to those enumerated above.

Item 5. Interests in Securities of the Issuer.

         (a) Up to 2,733,333 shares (25.7% of shares outstanding) all of which is owned of record by Mr. Shachar and his affiliated.

CUSIP No.782055 10 7                   13D                     Page 5 of 5 Pages


         (b)      Eyal Shachar. - sole power to vote and dispose.

         (c)      See Item 4.

         (d)      None.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Oral agreement to spend approximately four days per week as a consultant to the Chief Executive Officer to achieve a financial turnaround for the Issuer.

Item 7. Material to be Filed as Exhibits.

         Agreement, as amended, dated March 14, 2002.
         Convertible Debentures
         Warrants

Signature

         After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.

June 10, 2002                                                  /s/ Eyal Shachar
-------------                                                 -----------------
Date                                                          Eyal Shachar

Exhibit A

                                    AGREEMENT

         This Agreement ("Agreement") is entered into by and between NEWPORTX.COM, a California corporation and NASD member broker-dealer, with mailing address at 3972 Barranca Parkway, Ste. J644, Irvine, California 92606 ("NEX") and RushTrade.com, Inc. a subsidiary of Rushmore Securities Corp, a Texas corporation and an NASD member broker-dealer and Rushmore Financial group, Inc.(RFGI) both with mailing address at: One Galleria Tower, 3rd Floor 13355 Noel Rd. Dallas, TX 75240 ("RSC"), with reference to the following:

         A. NEX will, on occasion, refer to RSC individuals who desire to engage in trading activities, which individuals may or may not have received a certificate of training from Online Trading Academy ("OTA").

         B. RSC desires that NEX refer such individuals to RSC, for the purpose of establishing trading accounts on behalf of the individuals, and acting as the broker-dealer for those individuals.

         C. In consideration of NEX referring qualified individuals to RSC, RSC agrees to pay to NEX certain sums, in accordance with the formulas set forth herein.

         NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

         1. The term of this Agreement shall be for a period of three (3) years, beginning from the date this Agreement has been fully executed by all parties hereto. After the initial three (3) year term, the Agreement shall be deemed to continue on the same terms and conditions each and every year thereafter. After the initial three (3) year term, either party may give twelve (12) months notice to the other party of its intent to terminate the Agreement.

         2. During the term of this Agreement, NEX will, on a non-exclusive basis, refer to RSC individuals that have expressed an interest in trading activities.

         3. For each individual referred to RSC by NEX, if RSC chooses to establish a trading account for that individual, RSC will pay to NEX the following consideration:

                  a. Fifty percent (50%) of the "net commissions" generated by the individual (determined on a monthly basis). For the purpose of this Agreement, net commissions equals gross commissions earned less the actual cost paid by RSC to a clearing house to clear the trades of that individual.

                  b. If the individual presents RSC with a certificate provided by OTA showing that the individual has satisfactorily completed a trading course offered by OTA, RSC agrees to reimburse the individual the earned net commissions charged the individual by RSC for trading activities in an amount equal to the face value shown on the certificate. Reimbursement will be achieved by reducing trading charges that RSC charges to the individual by twenty-five percent (25%) of its regularly published commission rate for each trade, until such time as the individual has received cumulative discounts equal to the certificate amount. Upon fully crediting earned net commissions in the required sum (i.e. the face value shown on the certificate), RSC shall collect earned commissions in the normal course of business.

                  c. RSC shall aggregate the earned net commissions for each individual referred by NEX to RSC, thereby determining the total sum of earned commissions to be shared with NEX. that amount divided in two, with one-half paid to NEX within fifteen (15) days of the end of the month in which the net commissions were earned.

                  d. Payment of the required amount shall be in good funds, delivered to NEX by the time specified, at the address set forth above. Each payment shall be accompanied by an accounting from RSC, showing the name of each individual for whom payment is being made, the gross commissions generated by that individual, the cost of clearing trades charged to that individual, and reimbursement of earned commissions (if any). These reports shall provide the required information in both a monthly and month to date format. All reports shall be continuously updated and provided at least weekly, either electronically or in format that is accessible to NEX online.

         4. NEX shall have the right, no more frequently than quarterly, to have its duly authorized representative audit, during regular business hours at the offices of RSC, the reports provided with each payment, to determine the accuracy thereof (this includes, but is not limited to, the right to determine if an individual referred by NEX is a customer of RSC, the right to examine the gross commissions earned on each trade, and the right to verify the costs of clearing charged to the customer against the actual costs incurred by RSC). If, after audit, NEX determines that there is a more than negative two percent (2%) variance in the amounts due it from RSC, RSC, in addition to immediately paying the additional sums due, shall also pay for the cost of the audit. If, after audit, NEX determines that it has been overpaid by more than two percent (2%) of the amount that it is due, it will remit the overpayment to RSC or have it applied to future payments, as NEX shall, in its sole discretion, determine.

         5. To assist RSC in its reporting requirements to NEX, NEX will, no less frequently than monthly, provide RSC with the names all leads generated by NEX who were referred by NEX to RSC in the prior month. All leads will be compiled in a database to be maintained by NEX and to which RSC will have reasonable access to leads referred to it.

         6. As an inducement to enter into this Agreement, RSC represents and warrants to NEX the following:

                  a. RSC is a Texas corporation, duly authorized and lawfully conducting its business at the address indicated above.

                  b. RSC is a member in good standing with the NASD and has no regulatory restrictions on trading or otherwise. Further, it is duly licensed as a direct access Order Entry Firm (as defined in Rule 4710(f) of the NASD Rules) and will maintain all such licenses throughout the term of this Agreement.

                  c. RSC is duly registered as a broker/dealer with the United States Securities Exchange Commission and with the securities commissioners in all fifty (50) states or such states as it will identify to NEX upon negotiation of this Agreement.

                  d. RSC has the legal right to enter into this Agreement and to perform the transactions contemplated hereby. Further, this Agreement, when executed by a duly authorized officer of RSC, will be a legal, valid and binding obligation of RSC, enforceable against RSC in accordance with its terms.

                  e. RSC is not currently under investigation, nor is it subject to memorandums of understanding or cease and desist orders from any regulatory authority. Further, RSC has no reason to believe that during the term of this Agreement, it will be in violation of any laws or regulations applicable to the activities and payments of money contemplated herein.

         7. As an inducement to enter into this Agreement, NEX represents and warrants to RSC the following:

                  a. NEX is a California corporation, duly authorized and lawfully conducting its business.

                  b. NEX is a member in good standing with the NASD and has no regulatory restrictions on referring individuals to RSC and sharing commissions with RSC or otherwise.

                  c. NEX is duly registered as a broker/dealer with the United States Securities Exchange Commission.

                  d. NEX has the legal right to enter into this Agreement and to perform the transactions contemplated hereby. Further, this Agreement, when executed by a duly authorized officer of NEX, will be a legal, valid and binding obligation of NEX, enforceable against NEX in accordance with its terms.

                  e. NEX is not currently under investigation, nor is it subject to memorandums of understanding or cease and desist orders from any regulatory authority. Further, NEX has no reason to believe that during the term of this Agreement, it will be in violation of any laws or regulations applicable to the activities and payments of money contemplated herein.

         8. Each party hereto agrees to indemnify and hold the other party (including its shareholders, directors, officers, employees, agents and representatives) harmless from any and all claims for damages or liability, costs or expense (including, but not limited to reasonable attorney's fees), that may arise out of its conduct in the performance of the Agreement, except if the claim is for matters not covered by errors and omissions insurance or is the result of gross negligence or intentional wrongdoing on the part of the party seeking indemnification. The term "conduct in the performance of the Agreement" shall be deemed to include acts of commission or omission, and material breaches of any warranty or representation made as a part of this Agreement. If either party makes a claim against the other under this provision of the Agreement, it shall fully cooperate and assist the other party in defending or compromising the claims of third parties.

         9. Each party hereto agrees that all information shared with the other party, be it customer lists, financial information, or general knowledge in the conduct of its affairs, shall be deemed confidential and a trade secret of the party disclosing such information. Such information shall not be disclosed to any third party without the prior written consent of the party to whom the information belongs, subject to the right of regulatory authorities to exercise subpoena powers.

         10. Anything contained herein to the contrary notwithstanding, this Agreement shall be terminated upon the occurrence of any of the following events:

                  a. There is a breach of any representation or warranty made herein which is not cured within ten (10) days after written notice of such breach has been served on the breaching party by the non-breaching party.

                  b. Either party voluntarily or involuntarily commences a case under Title 11 of the United States Code (i.e. bankruptcy).

                  c. RSC fails to make any payment in a timely manner. For the purpose of this Agreement, the term "timely manner" means within 48 hours of the date due.

                  d. Either party violates any regulation or rule of its governing authority (including, but not limited to, the NASD and the SEC), thereby exposing the other party to liability for such violations.

                  e. There is a material breach of any covenant set forth herein.

         11. In the event of early termination, to the extent that any money is due NEX from RSC, and such money may be lawfully paid to NEX, RSC shall, as promptly as reasonably possible, pay such sum to NEX.

         12. This Agreement contains the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written understandings. This Agreement may not be modified or amended except in a writing executed by the parties hereto.

         13. All notices and other communication hereunder shall be in writing and shall be deemed given when delivered personally or when mailed by registered or certified mail, return receipt requested, or by facsimile (if there is a confirmation of such transmission) to the parties at their respective addresses given above or their general facsimile numbers (or at such other address for a party as shall be specified by notice).

         14. RSC recognizes that the services to be rendered by it under this Agreement are special, unique and of extraordinary character which gives them a peculiar value. In the event of the breach by RSC of the terms and conditions of this Agreement to be performed RSC, NEX shall be entitled to institute and prosecute arbitration proceedings under the rules and auspices of the NASD to obtain damages for any breach of this Agreement, or to enforce the specific performance thereof by RSC or to enjoin RSC from any violation of the terms of this Agreement or for or in connection with any dispute, questions or controversies arising out of or under this Agreement. RSC acknowledges that NEX will be irreparably damaged if RSC shall breach any of the terms of this Agreement and that NEX cannot be reasonably or adequately compensated in damages for any such breach. RSC agrees that an injunction may be issued in any arbitration proceeding brought hereunder, restraining any such breach by RSC and by a decree of specific performance, and that no bond or security shall be requited in connection therewith. The remedies provided herein to NEX, however, shall not be exclusive and shall be in addition to any other remedy (including, damages) that NEX may have. In addition, RSC shall be entitled to institute and prosecute arbitration proceedings against NEX under the rules and auspices of the NASD for any dispute, questions or controversies arising out of or under this Agreement.

         15. This Agreement shall be governed by and construed in accordance with the laws of the State of California without reference to the conflicts or choice of law provisions thereof.

         16. In the event that any provision of this Agreement conflicts with federal, state or local law, regulation or ordinance, the same shall not affect the remainder of the provisions which shall be given full effect without regard to the invalid portions.

         17. Except as otherwise specified herein, the invalidity or unenforceability of any term or terms of this Agreement shall not invalidate, make unenforceable or otherwise affect any other term of this Agreement which shall remain in full force and effect.

         18. No waiver of any breach of any agreement provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof or of any other agreement or provision herein contained. No extension of time for performance of any obligations or acts shall be deemed and extension of time for performance of any other obligations or acts.

         19. The captions, and titles of the individual sections, clauses, or provisions are for convenience only and shall not be construed to affect this agreement.


         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

NEWPORTX.COM                                         RushTrade.com, Inc.



 /s/Eyal Shachar                                      /s/ Rusty Moore
---------------------                                ---------------------
Eyal Shachar                                         Rusty Moore
President                                            CEO

Amendment I

This Amendment 1 ("Amendment") is entered into and will become a part of and attached as an amendment to the Agreement between the parties dated December 11, 2001 by and between NEWPORTX.COM, a California corporation and NASD licensed broker-dealer, with mailing address at 3972 Barranca Parkway, Ste. J644, Irvine, California 92606 ("NEX") and RushTrade.com a division of Rushmore Securities Corp, a Texas corporation and an NASD member broker-dealer and Rushmore Financial group, Inc. (RFGI) both with mailing address at: One Galleria Tower, 3rd Floor 13355 Noel Rd. Dallas, TX 75240 ("RSC"), with reference to the following and as prescribed by Paragraph 12:

RushTrade.com, RFGI and NEX agree that for a period of Six (6) months from signing this amendment, an alternative payment method will be in place that will act in lieu of Paragraphs 3 and 3a of the Agreement dated December 11, 2001.

Paragraph 3. is to be amended as follows - For each individual referred to RSC by NEX, if RFGI/RSC chooses to acquire and establish a trading account for that individual, RFGI will pay to NEX for that acquisition the following consideration:

         a. $2000 value paid in RFGI restricted common stock at a fixed price of $0.25 per share or 8000 shares per customer. Stock will be issued to NEX or its assignee monthly in 80,000 shares blocks for each group of 10 Traders or acquired accounts. Any excess number of Traders over round lot of Ten (10) Traders will be rolled over into the following month.
         b. This method of payment, controlled by this Amendment, will be in effect for Six (6) months or until RFGI has acquired a complete block of 150 Trader/accounts, whichever comes first. At that time, payment for Traders will revert back to the original agreement (See Original Agreement Paragraphs 3 and 3a for reference) before the execution of this Amendment.
         c. RFGI hereby gives NEX "piggyback" registration rights on the next upcoming registration statement RFGI files with the SEC no later than May 1, 2002. When the Six (6) months end, or RFGI has acquired a complete block of 150 Trader/accounts, the parties will consider Amendment II, the intention of the parties to again replace cash payments with the acquisition of blocks of Traders by the tender of RFGI restricted common stock to NEX at the then current stock valuation at the average of the then closing price for the previous Thirty (30) days. These restricted stock shares would also have "piggyback" registration rights on the next upcoming registration statement RFGI files with the SEC but no later then 30 days from the consummation of amendment II.
         d. The Trader accounts purchased is expected to produce an average of 50 tickets per month per trader at RushTrade's standard commission rate. Therefore the expected production for the block of 150 customers will be 7,500 tickets per month. At the end of the 6-month term of Amendment I, the trade volume production of that block of Traders/customers will be monitored for the following 30 days. Any underperformance to the minimum standard of 50 trades per month per Trader will be augmented with additional Trader accounts (customers from OTA) at no additional cost to RFGI. (Example 120 traders were acquired and produced 5600 tickets on the 30 days following the agreement end. In that event, the 400 tickets short will be replaced with 8 customers generating 50 trades per month each.)

This Agreement contains the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written understandings. This Agreement may not be modified or amended except in a writing executed by the parties hereto. This Amendment incorporates and is considered part and parcel of the original Agreement as referenced throughout. It is understood and agreed that this Amendment is subject to the approval and ratification of the RFGI Board of Directors.

Except as otherwise specified herein, the invalidity or unenforceability of any term or terms of this Agreement shall not invalidate, make unenforceable or otherwise affect any other term of this Agreement which shall remain in full force and effect.

The captions, and titles of the individual sections, clauses, or provisions are for convenience only and shall not be construed to affect this agreement.


         IN WITNESS WHEREOF, the parties have executed this Agreement as of:


This 14th Day of March 2002
NEWPORTX.COM                                      Rushmore Financial Group, Inc.


 /s/ Eyal Shacher                                  /s/ D. M. Rusty Moore
---------------------                             ---------------------
Eyal Shachar                                      D. M. Rusty Moore, CEO
President

Exhibit B


                              CONVERTIBLE DEBENTURE


$100,000.00                                                       March 26, 2002



         THE SECURITIES REPRESENTED BY THIS NOTE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. WITHOUT SUCH REGISTRATION, SUCH SECURITIES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED, EXCEPT UPON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED FOR SUCH TRANSFER OF THE SUBMISSION TO THE COMPANY OF SUCH OTHER EVIDENCE AS MAY BE SATISFACTORY TO THE COMPANY TO THE EFFECT THAT ANY SUCH TRANSFER SHALL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMENDED OR APPLICABLE STATE SECURITIES LAWS OR ANY RULE OR REGULATION PROMULGATED THEREUNDER.


         FOR VALUE RECEIVED, the undersigned, Rushmore Financial Group, Inc., a Texas corporation ("Maker" or "Company"), promises to pay to the order of Laurence J. Pino, ("Payee"), which term shall include the original Payee and any subsequent holder of this Debenture, the principal sum of One Hundred Thousand and no/100 dollars U.S. ($100,000.00), together with interest as provided below. All payments on this Debenture shall be due and payable in lawful currency of the United States of America or as otherwise provided herein, at the address of Payee, as Payee may designate to Maker from time to time.

         1. Interest Rate. The unpaid principal balance from day to day outstanding hereunder shall bear simple interest at a rate per annum that shall be equal to (i) nine percent (9%) or (ii) the maximum rate of interest from time to time permitted under state or federal laws applicable to the indebtedness evidenced hereby ("Maximum Lawful Rate").

         2. Payment of Principal and Interest. Accrued Interest on this Indenture shall be due and payable in quarterly installments beginning July 15, 2002. Accrued Interest may be paid quarterly at the option of the Maker, either in cash or in the Company's Common Stock at the rate of $0.25 per share or the Company's average closing price for ten (10) consecutive trading days prior to the end of each calendar quarter, whichever is greater. The principal balance and all accrued but unpaid interest shall be due and payable in a single installment on April 1, 2005.

         3. Prepayments. At any time after October 1, 2002, the unpaid interest and principal balance of this Note may be prepaid in whole or in part without premium or penalty, upon giving Payee thirty (30) days advance notice of such prepayment. During such notice period, Payee shall be free to convert this Note pursuant to Section 9 hereof.

         4. Events of Default and Remedies. Without notice or demand (which are hereby waived), the entire unpaid principal balance of, and all accrued interest on, this Debenture shall immediately become due and payable at the option of the holder hereof upon the occurrence of any Event of Default. An Event of Default shall occur if Maker defaults in the payment of any amount due hereunder, and such default continues for a period of ten (10) days after notice thereof to Maker; provided, however, that failure to pay quarterly installments of interest shall not constitute an event of default, and, instead, such unpaid interest payments shall be accrued. In the event interest payments are accrued, the accrued amounts shall bear interest at the rate of 9%, and no amounts shall be applied to the purchase or redemption of Common Stock or the making of any distribution or dividend on any class or series of Common or Preferred Stock unless all accrued interest payments shall have been paid or set aside for payment.

         5. Attorney's Fees and Costs. In the event this Debenture is placed in the hands of an attorney for collection, or in the event this Debenture is collected in whole or in part through legal proceedings of any nature, Maker promises to pay all costs of collection, including, but not limited to, reasonable attorneys' fees incurred by the holder thereof on account of such collection, regardless of whether suit is filed.

         6. Cumulative Rights. No delay on the part of the holder of this Debenture in the exercise of any power or right under this Debenture, or under any other instrument executed pursuant hereto shall operate as a waiver thereof, nor shall a single or partial exercise of any such power or right. Enforcement by the holder of this Debenture of any security for the payment hereof shall not constitute any election by it of remedies so as to preclude the exercise of any other remedy available to it.

         7. Maximum Interest Rate. Regardless of any provision contained herein, or in any other document executed in connection herewith, Payee shall never be entitled to receive, collect, or apply, as interest hereon, any amount in excess of the Maximum Lawful Rate, and in the event Payee ever receives, collects, or applies, as interest, any such excess, such amount which would be excessive interest shall be deemed a partial prepayment of principal and treated hereunder as such; and, if the principal hereof is paid in full, any remaining excess shall be refunded to Maker. In determining whether or not the interest paid or payable, under any specific contingency, exceeds the Maximum Lawful Rate, Maker and Payee shall, to the maximum extent permitted under applicable law, (a) characterize any nonprincipal payment as an expense, fee, or premium rather than as interest, (b) exclude voluntary prepayments and the effects thereof, and (c) spread the total amount of interest throughout the entire contemplated term hereof, provided that if the indebtedness evidenced hereby is paid and performed in full prior to the end of the full contemplated term thereof, and if the interest received for the actual period of existence thereof exceeds the Maximum Lawful Rate, Payee shall refund to Maker the amount of such excess as herein provided, and in such event, Payee shall not be subject to any penalties provided by any laws for contracting for, charging, or receiving interest in excess of the Maximum Lawful Rate.

         8. Waiver. Maker, and each surety, endorser, guarantor, and other party ever liable for the payment of any sum of money payable on this Debenture, jointly and severally waive demand, presentment, protest, notice of nonpayment, notice of intention to accelerate, notice of acceleration, notice of protest and any and all lack of diligence or delay in collection or the filing of suit hereon which may occur, and agree that their liability on this Debenture shall not be affected by any renewal or extension in the time of payment hereof, by any indulgences, or by any release or change in any security for the payment of this Debenture, and hereby consent to any and all renewals, extensions, indulgences, releases, or changes, regardless of the number of such renewals, extensions, indulgences, releases or changes.

         9. Conversion. Payee shall have the right, at such Payee's option, at any time after the date hereof until the maturity date, to convert all or any portion (in minimum increments of $25,000 per exercise if for less than all) of the principal amount of this Debenture into shares of Common Stock (the "Common Stock") of the Maker at the conversion price of $0.25 per share of Common Stock (referred to herein as the "Conversion Price").

         The Conversion Price and number of common shares issuable upon conversion shall be adjusted to take into account any and all material increases or reductions in the number of shares of Common Stock outstanding which may have occurred since the date of issuance of the Debentures by reason of a split, share dividend, merger, consolidation, or other capital change or reorganization affecting the number of outstanding common shares so as fairly and equitably to preserve so far as reasonably possible the original conversion rights of the Debentures, and provided further that when such adjustment is required, no notice of prepayment shall be given until such amendment and adjustment shall have been accomplished.

         Upon any conversion by a Payee, accrued but unpaid interest shall be paid to the Payee concurrently with the presentation of the Debenture for conversion. Upon any conversion of less than all Debenture owned by Payee, accrued but unpaid interest on such portion not converted shall remain payable and shall be paid on the next scheduled interest payment date. Under no circumstances shall the Maker be obligated to issue any fractional shares.

         In order to exercise the conversion privilege, the Payee shall present the Debenture to the Maker at its office, accompanied by written notice to the Maker that the Payee elects to convert all or a portion of Debenture. Such notice shall also state the name or names (with the address or addresses) in which the certificate or certificates representing Common Stock which shall be issuable on such conversion shall be issued. As soon as practicable after the receipt of such notice and the presentation of the Debenture, the Maker shall issue and shall deliver to the Payee a certificate or certificates for the number of full shares of common stock issuable upon the conversion of Debenture (or portion hereof), and provision shall be made for any fraction of a Share. Such conversion shall be deemed to have been effected immediately prior to the close of business on the date on which such notice shall have been received by the Maker, and the Debenture shall have been presented as aforesaid, and conversion shall be at the Conversion Price, and at such time the rights (other than rights in respect of accrued dividends) of the holder of the Debenture as Payee shall cease (to the extent the Debentures are so converted) and the person or persons in whose name or names any certificate or certificates for Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the Common Stock represented thereby. Upon conversion by Payee of only a part of the Debenture held by Payee, a new Debenture representing the principal amount not converted shall be issued in the name of such holder. Notwithstanding the Payee's designation of names in which shares of Common Stock are to be issued, nothing contained in this Section shall permit the holder of the Debenture to make any transfer or assignment of its rights hereunder which is otherwise prohibited by law.

         If any Debentures are converted prior to August 15, 2002, Payee agrees that it will not make any sales of common stock issued upon conversion until after such date.

         10. (a) Registration Requirement. This is one of a series of Debentures dated the date hereof totaling $200,000 shares to two purchasers. Upon demand by the holders of all such Debentures, the Company agrees to prepare and file with the Securities and Exchange Commission (the "Commission") a registration statement under the Act registering the shares of Common Stock underlying this Debenture and to use its best efforts to obtain promptly the effectiveness of such registration statement and maintain the effectiveness thereof for at least two years. The Company shall bear all fees and expenses other than the fees and expenses of Holder's counsel incurred in the preparation and filing of such registration statement and related state registrations, to the extent permitted by applicable law, and the furnishing of copies of the preliminary and final prospectus thereof to such Holder. Under no circumstances shall the Company be obligated to file more than one registration statement under this Section 10
(a).

         (b) Piggy Back Registration Rights. In addition, if at any time during the term of the Debenture, the Company shall prepare and file one or more registration statements under the Act with respect to a public offering of equity or debt securities of the Company, or of any such securities of the Company held by its security holders, other than a registration statement on Forms S-4, S-8, or similar form, the Company will include in any such registration statement such information as is required, and such number of shares of Common Stock held by, or shares of Common Stock underlying outstanding Debenture held by, the Holder to permit a public offering of such shares of Common Stock as required; provided, however, that if, in the written opinion of the Company"s managing underwriter, if any, for such offering, the inclusion of the shares requested to be registered, when added to the securities being registered by the Company or the selling security holder(s), would exceed the maximum amount of the Company"s securities that can be marketed without otherwise materially and adversely affecting the entire offering, then the Company may exclude from such offering that portion of the shares required to be so registered so that the total number of securities to be registered is within the maximum number of shares that, in the opinion of the managing underwriter, may be marketed without otherwise materially and adversely affecting the entire offering; provided that the Company shall be required to include in the offering and in the following order: first, the pro rata number of securities requested by the Holder of this Debenture along with all other holders of Debentures issued in this series; and, second, the pro rata number of securities requested by all other holders of securities requesting registration pursuant to other registration rights. The Company shall use its best efforts to obtain promptly the effectiveness of such registration statement and maintain the effectiveness thereof for at least 180 days and to register or qualify the subject shares of Common Stock underlying this Debenture for sale in up to three (3) states identified by such Holder. The Company shall bear all fees and expenses other than the fees and expenses of Holder"s counsel incurred in the preparation and filing of such registration statement and related state registrations, to the extent permitted by applicable law, and the furnishing of copies of the preliminary and final prospectus thereof to such Holder.

         11. Successors and Assigns. All of the covenants, stipulations, promises and agreements in this Note by or on behalf of Maker shall bind Maker's successors and assigns, regardless of whether so expressed; provided, however, that Maker may not, without the prior consent of Payee, assign any rights, powers, duties, or obligations under this Debenture.

         12. Invalid Provisions. Any provisions in this Debenture prohibited by law shall be ineffective only to the extent of such prohibition and shall not invalidate the remainder of this Debenture.

         13. GOVERNING LAW. THIS DEBENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS AND APPLICABLE FEDERAL LAW.

         14. Notices. Any notice or demand given hereunder by the holder hereof shall be deemed to have been given and received (a) when actually received by Maker, if delivered in person, or (b) if mailed, on the earlier of the date actually received or, regardless of whether ever received, three (3) business days after a letter containing such notice, certified or registered, with postage prepaid, addressed to Maker, is deposited in the United States mail. The address of Maker is as follows:

                  Rushmore Financial Group, Inc.
                  One Galleria Tower, Suite 300
                  13355 Noel Road
                  Dallas, Texas 75240

Maker may change its address by written consent to Payee.

         14. Headings. The headings of the sections of this Debenture are inserted for convenience only and shall not be deemed to constitute a part hereof.




         EXECUTED as of the day and year first above written.


                                                  RUSHMORE FINANCIAL GROUP, INC.




                                                  By: /s/ Rusty Moore
                                                     ---------------------------
                                                     Rusty Moore, President

                        SERIES 2002 CONVERTIBLE DEBENTURE


$33,333.00                                                          May 10, 2002



         THE SECURITIES REPRESENTED BY THIS NOTE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. WITHOUT SUCH REGISTRATION, SUCH SECURITIES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED, EXCEPT UPON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED FOR SUCH TRANSFER OF THE SUBMISSION TO THE COMPANY OF SUCH OTHER EVIDENCE AS MAY BE SATISFACTORY TO THE COMPANY TO THE EFFECT THAT ANY SUCH TRANSFER SHALL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMENDED OR APPLICABLE STATE SECURITIES LAWS OR ANY RULE OR REGULATION PROMULGATED THEREUNDER.


         FOR VALUE RECEIVED, the undersigned, Rushmore Financial Group, Inc., a Texas corporation ("Maker" or "Company"), promises to pay to the order of Eyal Shachar, ("Payee"), which term shall include the original Payee and any subsequent holder of this Debenture, the principal sum of _Thirty-hree Thousand, Three Hundred, Thirty-three dollars U.S. ($33,333), together with interest as provided below. All payments on this Debenture shall be due and payable in lawful currency of the United States of America or as otherwise provided herein, at the address of Payee, as Payee may designate to Maker from time to time.

         1. Interest Rate. The unpaid principal balance from day to day outstanding hereunder shall bear simple interest at a rate per annum that shall be equal to the lesser of (i) nine percent (9%) or (ii) the maximum rate of interest from time to time permitted under state or federal laws applicable to the indebtedness evidenced hereby ("Maximum Lawful Rate").

         2. Payment of Principal and Interest. Accrued Interest on this Indenture shall be due and payable in quarterly installments beginning October 15, 2002. Accrued Interest may be paid quarterly at the option of the Maker, either in cash or in the Company's Common Stock at the rate of $0.25 per share or the Company's average closing price for ten (10) consecutive trading days prior to the end of each calendar quarter, whichever is lower (but in no event less than $0.175 per share). The principal balance and all accrued but unpaid interest shall be due and payable in a single installment on April 1, 2005.

         3. Prepayments. The unpaid interest and principal balance of this Note may be prepaid in whole or in part without premium or penalty, upon giving Payee thirty (30) days advance notice of such prepayment, at any time after the Maker's common stock shall close at or above $1.00 per share on its principal trading market.

         4. Events of Default and Remedies. Without notice or demand (which are hereby waived), the entire unpaid principal balance of, and all accrued interest on, this Debenture shall immediately become due and payable at the option of the holder hereof upon the occurrence of any Event of Default. An Event of Default shall occur if Maker defaults in the payment of any amount due hereunder, and such default continues for a period of ten (10) days after notice thereof to Maker; provided, however, that failure to pay quarterly installments of interest shall not constitute an event of default, and, instead, such unpaid interest payments shall be accrued. In the event interest payments are accrued, the accrued amounts shall bear interest at the rate of 9%, and no amounts shall be applied to the purchase or redemption of Common Stock or the making of any distribution or dividend on any class or series of Common or Preferred Stock unless all accrued interest payments shall have been paid or set aside for payment.

         5. Attorney's Fees and Costs. In the event this Debenture is placed in the hands of an attorney for collection, or in the event this Debenture is collected in whole or in part through legal proceedings of any nature, Maker promises to pay all costs of collection, including, but not limited to, reasonable attorneys' fees incurred by the holder thereof on account of such collection, regardless of whether suit is filed.

         6. Cumulative Rights. No delay on the part of the holder of this Debenture in the exercise of any power or right under this Debenture, or under any other instrument executed pursuant hereto shall operate as a waiver thereof, nor shall a single or partial exercise of any such power or right. Enforcement by the holder of this Debenture of any security for the payment hereof shall not constitute any election by it of remedies so as to preclude the exercise of any other remedy available to it.

         7. Maximum Interest Rate. Regardless of any provision contained herein, or in any other document executed in connection herewith, Payee shall never be entitled to receive, collect, or apply, as interest hereon, any amount in excess of the Maximum Lawful Rate, and in the event Payee ever receives, collects, or applies, as interest, any such excess, such amount which would be excessive interest shall be deemed a partial prepayment of principal and treated hereunder as such; and, if the principal hereof is paid in full, any remaining excess shall be refunded to Maker. In determining whether or not the interest paid or payable, under any specific contingency, exceeds the Maximum Lawful Rate, Maker and Payee shall, to the maximum extent permitted under applicable law, (a) characterize any nonprincipal payment as an expense, fee, or premium rather than as interest, (b) exclude voluntary prepayments and the effects thereof, and (c) spread the total amount of interest throughout the entire contemplated term hereof, provided that if the indebtedness evidenced hereby is paid and performed in full prior to the end of the full contemplated term thereof, and if the interest received for the actual period of existence thereof exceeds the Maximum Lawful Rate, Payee shall refund to Maker the amount of such excess as herein provided, and in such event, Payee shall not be subject to any penalties provided by any laws for contracting for, charging, or receiving interest in excess of the Maximum Lawful Rate.

         8. Waiver. Maker, and each surety, endorser, guarantor, and other party ever liable for the payment of any sum of money payable on this Debenture, jointly and severally waive demand, presentment, protest, notice of nonpayment, notice of intention to accelerate, notice of acceleration, notice of protest and any and all lack of diligence or delay in collection or the filing of suit hereon which may occur, and agree that their liability on this Debenture shall not be affected by any renewal or extension in the time of payment hereof, by any indulgences, or by any release or change in any security for the payment of this Debenture, and hereby consent to any and all renewals, extensions, indulgences, releases, or changes, regardless of the number of such renewals, extensions, indulgences, releases or changes.

         9. Conversion. Subject to and upon compliance with the provisions hereof, Payee shall have the right, at such Payee's option, at any time after August 15, 2002 until the maturity date, to convert all or any portion (in minimum increments of $25,000 per exercise if for less than all) of the principal amount of this Debenture into shares of Common Stock (the "Common Stock") of the Maker at the conversion price equal to the lesser of $0.25 per share of Common Stock or the average closing price of the common stock on its principal trading market for the 30 trading days preceding the notice of conversion, but in no event less than $0.175 per share (referred to herein as the "Conversion Price").

         The Payee shall not be entitled  to convert  principal  amounts of this
Note into Common Stock in the event that any shares issuable upon conversion, added to any shares issued to any other holder of the Series 2002 Convertible Debentures and all shares issued as interest payments pursuant to Section 2 shall exceed 19.9% of the number of outstanding shares of common stock of the Maker.

         The Conversion Price and number of common shares issuable upon conversion shall be adjusted to take into account any and all material increases or reductions in the number of shares of Common Stock outstanding which may have occurred since the date of issuance of the Debentures by reason of a split, share dividend, merger, consolidation, or other capital change or reorganization affecting the number of outstanding common shares so as fairly and equitably to preserve so far as reasonably possible the original conversion rights of the Debentures, and provided further that when such adjustment is required, no notice of prepayment shall be given until such amendment and adjustment shall have been accomplished.

         Upon any conversion by a Payee, accrued but unpaid interest shall be paid to the Payee concurrently with the presentation of the Debenture for conversion. Upon any conversion of less than all Debenture owned by Payee, accrued but unpaid interest on such portion not converted shall remain payable and shall be paid on the next scheduled interest payment date. Under no circumstances shall the Maker be obligated to issue any fractional shares.

         In order to exercise the conversion privilege, the Payee shall present the Debenture to the Maker at its office, accompanied by written notice to the Maker that the Payee elects to convert all or a portion of Debenture. Such notice shall also state the name or names (with the address or addresses) in which the certificate or certificates representing Common Stock which shall be issuable on such conversion shall be issued. As soon as practicable after the receipt of such notice and the presentation of the Debenture, the Maker shall issue and shall deliver to the Payee a certificate or certificates for the number of full shares of common stock issuable upon the conversion of Debenture (or portion hereof), and provision shall be made for any fraction of a Share. Such conversion shall be deemed to have been effected immediately prior to the close of business on the date on which such notice shall have been received by the Maker, and the Debenture shall have been presented as aforesaid, and conversion shall be at the Conversion Price, and at such time the rights (other than rights in respect of accrued dividends) of the holder of the Debenture as Payee shall cease (to the extent the Debentures are so converted) and the person or persons in whose name or names any certificate or certificates for Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the Common Stock represented thereby. Upon conversion by Payee of only a part of the Debenture held by Payee, a new Debenture representing the principal amount not converted shall be issued in the name of such holder. Notwithstanding the Payee's designation of names in which shares of Common Stock are to be issued, nothing contained in this Section shall permit the holder of the Debenture to make any transfer or assignment of its rights hereunder which is otherwise prohibited by law.

         10. (a) Registration Requirement. Upon demand by the holder of this Debenture, the Company agrees to prepare and file with the Securities and Exchange Commission (the "Commission") a registration statement under the Act registering the shares of Common Stock underlying this Debenture and to use its best efforts to obtain promptly the effectiveness of such registration statement and maintain the effectiveness thereof for at least two years. The Company shall bear all fees and expenses other than the fees and expenses of Holder's counsel incurred in the preparation and filing of such registration statement and related state registrations, to the extent permitted by applicable law, and the furnishing of copies of the preliminary and final prospectus thereof to such Holder. Under no circumstances shall the Company be obligated to file more than one registration statement under this Section 10 (a).

         (b) Piggy Back Registration Rights. In addition, if at any time during the term of the Debenture, the Company shall prepare and file one or more registration statements under the Act with respect to a public offering of equity or debt securities of the Company, or of any such securities of the Company held by its security holders, other than a registration statement on Forms S-4, S-8, or similar form, the Company will include in any such registration statement such information as is required, and such number of shares of Common Stock held by, or shares of Common Stock underlying outstanding Debenture held by, the Holder to permit a public offering of such shares of Common Stock as required; provided, however, that if, in the written opinion of the Company"s managing underwriter, if any, for such offering, the inclusion of the shares requested to be registered, when added to the securities being registered by the Company or the selling security holder(s), would exceed the maximum amount of the Company"s securities that can be marketed without otherwise materially and adversely affecting the entire offering, then the Company may exclude from such offering that portion of the shares required to be so registered so that the total number of securities to be registered is within the maximum number of shares that, in the opinion of the managing underwriter, may be marketed without otherwise materially and adversely affecting the entire offering; provided that the Company shall be required to include in the offering and in the following order: first, the pro rata number of securities requested by the Holder of this Debenture along with all other holders of Debentures issued in this series; and, second, the pro rata number of securities requested by all other holders of securities requesting registration pursuant to other registration rights. The Company shall use its best efforts to obtain promptly the effectiveness of such registration statement and maintain the effectiveness thereof for at least 180 days and to register or qualify the subject shares of Common Stock underlying this Debenture for sale in up to three (3) states identified by such Holder. The Company shall bear all fees and expenses other than the fees and expenses of Holder"s counsel incurred in the preparation and filing of such registration statement and related state registrations, to the extent permitted by applicable law, and the furnishing of copies of the preliminary and final prospectus thereof to such Holder.

         11. Successors and Assigns. All of the covenants, stipulations, promises and agreements in this Note by or on behalf of Maker shall bind Maker's successors and assigns, regardless of whether so expressed; provided, however, that Maker may not, without the prior consent of Payee, assign any rights, powers, duties, or obligations under this Debenture.

         12. Invalid Provisions. Any provisions in this Debenture prohibited by law shall be ineffective only to the extent of such prohibition and shall not invalidate the remainder of this Debenture.

         13. GOVERNING LAW. THIS DEBENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS AND APPLICABLE FEDERAL LAW.

         14. Notices. Any notice or demand given hereunder by the holder hereof shall be deemed to have been given and received (a) when actually received by Maker, if delivered in person, or (b) if mailed, on the earlier of the date actually received or, regardless of whether ever received, three (3) business days after a letter containing such notice, certified or registered, with postage prepaid, addressed to Maker, is deposited in the United States mail. The address of Maker is as follows:

                  Rushmore Financial Group, Inc.
                  One Galleria Tower, Suite 300
                  13355 Noel Road
                  Dallas, Texas 75240

Maker may change its address by written consent to Payee.

         14. Headings. The headings of the sections of this Debenture are inserted for convenience only and shall not be deemed to constitute a part hereof.

         EXECUTED as of the day and year first above written.


                                           RUSHMORE FINANCIAL GROUP, INC.



                                           By:  /s/ D. M. Moore, Jr.
                                              ----------------------------------
                                              D. M. (Rusty) Moore, Jr. President

Exhibit C

                         RUSHMORE FINANCIAL GROUP, INC.
                               a Texas Corporation

                             STOCK PURCHASE WARRANT
                  To Purchase 1,080,000 Shares of Common Stock
                            Par Value $0.01 per share
                                  May 24, 2002


THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE HEREOF HAVE BEEN ACQUIRED FOR INVESTMENT, HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED UNLESS AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY SHALL HAVE BEEN RECEIVED BY THE COMPANY TO THE EFFECT THAT SUCH SALE, TRANSFER OR ASSIGNMENT WILL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMENDED, AND THE RULES AND REGULATIONS THEREUNDER, OR APPLICABLE STATE SECURITIES LAWS.

         1. Basic Terms. This certifies that, for value received, Eyal Shacher (the "Holder") is entitled, subject to the terms and conditions of this Warrant, until the expiration date, to purchase 1,080,000 whole shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Rushmore Financial Group, Inc., a Texas corporation (the "Company") from the Company at the purchase price of $0.22 per share (the "Purchase Price"), on delivery of this Warrant to the Company with Form of Election to Purchase in the form of Exhibit A duly executed and payment of the Purchase Price (in cash or by cashier's check payable to the order of the Company) for each share purchased. This Warrant shall be exercisable at any time, in whole or in part, from the date hereof until 5:00 p.m. Central Time on June 1, 2007.

         2. Company's Covenants as to Common Stock. Shares deliverable on the exercise of this Warrant shall, at delivery, be fully paid and non-assessable, and free from taxes, liens and charges with respect to their purchase. The Company shall take any necessary steps to assure that the par value per share of the Common Stock is at all times equal to or less than the then current Purchase Price per share of the Common Stock issuable pursuant to this Warrant. The
Company shall at all times reserve and hold available sufficient shares of Common Stock to satisfy all conversion and purchase rights of outstanding convertible securities, options and warrants.

         3. Method of Exercise; Fractional Shares. The purchase rights represented by this Warrant are exercisable at the option of the Holder in whole or in part, from time to time, within the period above specified; provided, however, that purchase rights are not exercisable with respect to a fraction of a share of Common Stock. In lieu of issuing a fraction of a share remaining after exercise of this Warrant as to all full shares covered hereby, the Company shall either (1) pay therefor cash equal to the same fraction of the then current Warrant purchase price per share or, at its option, (2) issue scrip for the fraction, in registered or bearer form approved by the Board of Directors of the Company, which shall entitle the Holder to receive a certificate for a full share of Common Stock on surrender of scrip aggregating a full share. Scrip may become void after a reasonable period (but not less than six months after the expiration date of this Warrant) determined by the Board of Directors and specified in the scrip. In case of the exercise of this Warrant for less than all the shares purchasable, the Company shall cancel the Warrant and execute and deliver a new Warrant of like tenor and date for the balance of the shares purchasable. Upon the date of receipt by the Company of an exercise of the Warrant ("Exercise Date"), the Warrant shall be deemed to have been exercised as to the number of shares so purchased, and the person so exercising the Warrant shall become a holder of record of shares of Common Stock on the Exercise Date.

         4.. Adjustments of Shares and Purchase Price. The initial number of shares of Common Stock purchasable upon exercise of this Warrant and the Purchase Price shall be subject to adjustment from time to time after the date hereof as follows:

                  A. Recapitalization or Reclassification of Common Stock. In case the Company shall at any time prior to the exercise or termination of this Warrant effect a recapitalization or reclassification of such character that its Common Stock shall be changed into or become exchangeable for a larger or smaller number of shares, then, upon the effective date thereof, the number of shares of Common Stock that the Holder of this Warrant shall be entitled to purchase upon exercise hereof shall be increased or decreased, as the case may be, in direct proportion to the increase or decrease in such number of shares of Common Stock by reason of such recapitalization or reclassification, and the Exercise Price of such recapitalized or reclassified Common Stock shall, in the case of an increase in the number of shares, be proportionately decreased and, in the case of a decrease in the number of shares, be proportionately increased.

                  B. Consolidation, Merger or Sale. In case the Company shall at any time prior to the exercise of this Warrant, or the expiration of the Exercise Period, whichever first occurs, consolidate or merge with any other corporation (unless the Company shall be the surviving entity) or transfer all or substantially all of its assets to any other corporation preparatory to a dissolution, then the Company shall, as a condition precedent to such transaction, cause effective provision to be made so that the Holder of this Warrant, upon the exercise thereof after the effective date of such transaction, shall be entitled to receive the kind and amount of shares, evidences of indebtedness, and/or other property receivable on such transaction by a holder of the number of shares of Common Stock as to which the Warrant was exercisable immediately prior to such transaction (without giving effect to any restriction upon such exercise); and, in any such case, appropriate provision shall be made with respect to the rights and interests of the Holder hereof to the effect that the provisions of this Warrant shall thereafter be applicable (as nearly as may be practicable) with respect to any shares, evidences of indebtedness, or other securities or assets thereafter deliverable upon exercise of this Warrant.

                  C. Notice of Adjustment. Whenever the number of shares of Common Stock purchasable upon exercise of this Warrant shall be adjusted as provided herein, the Company shall file with its corporate records a certificate of its Chief Financial Officer setting forth the computation and the adjusted number of shares of Common Stock purchasable hereunder resulting from such adjustments, and a copy of such certificate shall be mailed to the Holder. Any such certificate or letter shall be conclusive evidence as to the correctness of the adjustment or adjustments referred to therein and shall be available for inspection by the holders of the Warrants on any day during normal business hours.

         5. Limited Rights of Holder. This Warrant does not entitle the Holder to any voting rights or other rights as a shareholder of the Company, or to any other rights whatsoever except the rights herein expressed. No dividends are payable or will accrue on this Warrant or the shares purchasable hereunder until, and except to the extent that, this Warrant is exercised.

         6. Exchange for Other Denominations. This Warrant is exchangeable, on its surrender by the registered owner to the Company, for new Warrants of like tenor and date representing in the aggregate the right to purchase the number of shares purchasable hereunder in denominations designated by the registered owner at the time of surrender.

         7. Restrictions on Transfer. Holder acknowledges that this Warrant and the shares of Common Stock or other securities into which this Warrant is exercisable have not been registered under the Securities Act of 1933, or any state securities laws, but have been and will be issued pursuant to exemptions therefrom. Accordingly, Holder acknowledges and agrees that this Warrant and the securities acquired by it upon exercise hereof may be transferred or assigned to another party only in accordance with a valid registration statement or an exemption from registration under the Securities Act and any applicable state securities laws.

         8. Transfer Methods. Subject to applicable securities laws, this Warrant and all rights hereunder are transferable by the Holder hereof in person or by duly authorized attorney on the books of the Company upon surrender of this Warrant at the principal offices of the Company, together with the Form of Assignment attached hereto as Exhibit B duly executed. Absent any such transfer, the Company may deem and treat the registered Holder of this Warrant at any time as the absolute owner hereof for all purposes and shall not be affected by any notice to the contrary.

         9. Registration Rights. If at any time during the Exercise Period, the Company shall prepare and file one or more registration statements under the Act with respect to a public offering of equity or debt securities of the Company, or of any such securities of the Company held by its security holders, other than a registration statement on Forms S-4, S-8, or similar form, the Company will include in any such registration statement such information as is required, and such number of shares of Common Stock held by, or shares of Common Stock underlying outstanding Warrants held by, the Holder to permit a public offering of such shares of Common Stock as required; provided, however, that if, in the written opinion of the Company's managing underwriter, if any, for such offering, the inclusion of the shares requested to be registered, when added to the securities being registered by the Company or the selling security holder(s), would exceed the maximum amount of the Company's securities that can be marketed without otherwise materially and adversely affecting the entire offering, then the Company may exclude from such offering that portion of the shares required to be so registered so that the total number of securities to be registered is within the maximum number of shares that, in the opinion of the managing underwriter, may be marketed without otherwise materially and adversely affecting the entire offering; provided that the Company shall be required to include in the offering and in the following order: first, the pro rata number of securities requested by the Holder of this Warrant along with all other holders of warrants issued in this series; and, second, the pro rata number of securities requested by all other holders of securities requesting registration pursuant to other registration rights. The Company shall use its best efforts to obtain promptly the effectiveness of such registration statement and maintain the effectiveness thereof for at least 180 days and to register or qualify the subject shares of Common Stock underlying this Warrant for sale in up to five
(5) states identified by such Holder. The Company shall bear all fees and expenses other than the fees and expenses of Holder's counsel incurred in the preparation and filing of such registration statement and related state registrations, to the extent permitted by applicable law, and the furnishing of copies of the preliminary and final prospectus thereof to such Holder.

         10. Recognition of Registered Owner. Prior to due presentment for registration of transfer of this Warrant, the Company may treat the registered owner as the person exclusively entitled to receive notices and otherwise to exercise rights hereunder.

         11. Notice and Effect of Dissolution, etc. In case of a voluntary or involuntary dissolution, liquidation, or winding up of the Company (other than in connection with the consolidation or merger covered by Section 5 above) is at any time proposed, the Company shall give at least 30 days' prior written notice to the Holder. Such notice shall contain: (1) the date on which the transaction is to take place; (2) the record date (which shall be at least 30 days after the giving of the notice) as of which holders of Common Shares will be entitled to receive distributions as a result of the transaction; (3) a brief description of the transaction; (4) a brief description to be made to the holders of Common Shares as a result of the transaction; and (5) an estimate of the fair value of the distributions. On the date of the transaction, it if actually occurs, this Warrant and all rights hereunder shall terminate.

         12. Method of Giving Notice; Extent Required. Notices shall be given by first class mail, postage prepaid, addressed to the Holder at the address of the owner appearing in the records of the Company or to the Company at its principal office, or at such other addresses as to which either the Holder or the Company gives the other written notice as provided herein.

         13. Entire Agreement. This Warrant, including the exhibits and documents referred to herein which are a part hereof, contain the entire understanding of the parties hereto with respect to the subject matter and may be amended only by a written instrument executed by the parties hereto or their successors or assigns. Any paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Warrant.

         14. Governing Law. This Warrant is governed by, interpreted under and construed in all respects in accordance with the substantive laws of the State of Texas without regard to the conflicts of law provision thereof, and irrespective of the place of domicile or resident of the party. In the event of a controversy arising out of the interpretation, construction, performance or breach of this Warrant, the parties hereby agree and consent to the jurisdiction and venue of the Courts of the State of Texas, or the United States District Court for the Northern District of Texas, and further agree and consent that all personal service of process in any such action or preceding outside the State of Texas shall be tantamount to service in person in Texas.

         Witness the seal of the Company and the signatures of its authorized officers.


                                           RUSHMORE FINANCIAL GROUP, INC.



                                           By: /s/ D.M. (Rusty) Moore
                                             -----------------------------------
                                             D.M. (Rusty ) Moore, Jr., President

                                    EXHIBIT A

                          FORM OF ELECTION TO PURCHASE

         (To be Executed by the Holder if She Desires to Exercise Warrants Evidenced by the Within Warrant Certificate)

To RUSHMORE FINANCIAL GROUP, INC

         The undersigned hereby irrevocably elects to exercise Warrants evidenced by the within Warrant Certificate for, and to purchase thereunder, ________________________ full Shares of RUSHMORE FINANCIAL GROUP, INC., Common Stock issuable upon exercise of said Warrants and delivery of $0.22 for each share purchased.


                                             ___________________________________
                                             (name of holder)


                                             By:________________________________

                                             Title:_____________________________


                                             TAXPAYER IDENTIFICATION  OR  SOCIAL
                                             SECURITY NUMBER:

                                             ___________________________________


         If said number of Warrants shall not be all the Warrants evidenced by the within Warrant Certificate, the undersigned requests that a new Warrant Certificate evidencing the Warrants not so exercised be issued in the name of and delivered to

_________________________________________________________________
                  (Please Print Name and Address)

_________________________________________________________________

_________________________________________________________________



Dated:________________, 20___        Signature:

                                    EXHIBIT B

                               FORM OF ASSIGNMENT


         (To be executed by the registered holder if she desires to assign warrants evidenced by the within warrant certificate. Any such assignment is subject to certain restrictions contained in the Warrant Certificate.)


         FOR  VALUE  RECEIVED  _________________________________________  hereby sells, assigns and transfers unto ________________________ Warrants to purchase _________ shares of Common Stock, par value $0.01 per share, of RUSHMORE
FINANCIAL GROUP, INC, evidenced by the within Warrant Certificate, and does hereby irrevocably constitute and appoint _____________________, Attorney to transfer the said Warrants evidenced by the within Warrant Certificate on the books of the Company, with full power of substitution.

Dated: ____________________, 20_____.




                                              __________________________________